Mail Stop 3561

March 14, 2007

Christopher C. Domijan
Aces Wired, Inc.
12225 Greenville Avenue, Suite 861
Dallas, Texas 75243

> **Re:** **Aces Wired, Inc.**
> **Registration Statement on Form SB-2/A#1**
> **Filed February 16, 2007**
> **File No. 333-138527**

Dear Mr. Domijan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A Registration Statement

Management Discussion and Analysis

Results of Operations, page 14

1. You have not substantively justified the use of EBITDA and do not meet the conditions of use specified in FR-65 and the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Therefore, please revise your filing to eliminate the presentation of EBITDA.

Significant Accounting Policies, page 19

2. We note your response to our prior comment #5; however, we believe you should expand your critical accounting policies disclosures to address each accounting policy that requires management's most difficult, subjective or complex judgments. For example, you should provide disclosure addressing any uncertainties or significant judgments surrounding your accounting for share based compensation. Please ensure that you do not simply duplicate the accounting policy disclosures in the notes to the financial statements. For guidance refer to FRR 72.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4- Business Combinations

Goodtime, page F-12

3. We note your response to our prior comment 8. Please tell us whether K&B Sales, Inc. and Aces Wired, LLC were under common control prior to the October 31, 2005 exchange transaction with Goodtime L.P., as you stated on page F-48 of your Form SB-2 filed November 8, 2006. If these entities were under common control, please cite the specific authoritative guidance you relied upon in concluding that the exchange should be accounted for as a business combination under SFAS 141 as opposed to an exchange on a historical cost basis similar to the pooling method. See paragraphs 11 and D11-18 of SFAS 141 for guidance.

Other Business Acquisitions, page F-13

4. We note your response to our prior comment 19 and your updated disclosures. You state that you recorded an intangible asset for the present value of the future savings that the company will realize by performing data processing internally. As such, please provide us with a copy of your analysis and all relevant contracts or information justifying the future savings you would receive.

Note 6- Share-Based Compensation, page F-14

5. Please revise your filing to comply with the disclosure requirements of paragraph 64 of SFAS 123(R). For further guidance you can also refer to paragraphs A240 and A241 of SFAS 123 (R).

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Juan Migone at (202) 551-3312 or Lyn Shenk at (202) 551-3380 if you have questions regarding the financial statements or related matters. Please call me at (202) 551-3816 if you have any other questions.

Regards,

Joseph A. Foti
Senior Assistant Chief Accountant

cc: Via Facsimile (832) 397 8071
        William T. Heller IV Esq.
        Thompson and Knight LLP
        333 Clay Street
        Suite 3300
        Houston, Texas 77002